UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

IMMUNE DESIGN CORP.

(Name of Subject Company)

IMMUNE DESIGN CORP.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45252L103

(CUSIP Number of Class of Securities)

Carlos Paya, M.D., Ph.D.

President, Chief Executive Officer and Director

Immune Design Corp.

1616 Eastlake Ave E., Suite 310

Seattle, Washington 98102

(206) 682-0645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Laura Berezin, Esq.

Ben Beerle, Esq.

Cooley LLP

101 California St, 5th Floor

San Francisco, CA 94111

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Immune Design Corp., a Delaware corporation (“Immune Design”), with the Securities and Exchange Commission on March 5, 2019, relating to the offer by (i) Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), and (ii) Cascade Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding shares of common stock of Immune Design, $0.001 par value per share, (the “Shares”) for $5.85 per Share, to be paid to the seller in cash, without interest and subject to any applicable withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2019 (as it may be amended or supplemented from time to time), and the related Letter of Transmittal (as it may be amended or supplemented from time to time).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The two paragraphs on page 12 of the Schedule 14D-9 under the heading “Potential for Future Arrangements” in Item 3 of the Schedule 14D-9 is hereby supplemented by the addition of the following underlined text to the existing disclosure:

“To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Immune Design and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Immune Design, on the one hand, and Parent, Purchaser, any of their affiliates or Immune Design, on the other hand, existed as of the date of this Schedule 14D-9 nor as of the date of Amendment No. 2 to this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Immune Design entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9 nor as of the date of Amendment No. 2 to this Schedule 14D-9, it is possible that members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Parent or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.”

Item 4. The Solicitation or Recommendation.

The last sentence of the last full paragraph on page 18 of the Schedule 14D-9 under the heading “Background of Offer and Merger” in Item 4 of the Schedule 14D-9 is hereby supplemented by the addition of the following underlined text to the existing disclosure:

“After discussion, including reviewing the increased competitive landscape in follicular lymphoma as informed by new data made available at the recent 2018 American Society of Hematology Meeting, our board of directors directed management to revise the proposed long-range financial projections to reflect a lower probability of success for our G100 program, adjusting the probability of achieving success for 4L follicular lymphoma from 50% to 35%. Accordingly, the proposed long-range financial projections as presented to our board of directors on December 12, 2018 were never approved for use by our board of directors for any purpose or shared with any other party.”

The last sentence of the first full paragraph on page 25 of the Schedule 14D-9 under the heading “Certain Financial Projections” in Item 4 of the Schedule 14D-9 is hereby supplemented by the addition of the following underlined text to the existing disclosure:

“For example, in preparing the Projections, our management assumed and applied, based on its knowledge of and experience in the biotechnology industry and consistent with its discussion with our board of directors, a 35% probability of achieving technical and regulatory success of G100 in 4L follicular lymphoma based on demonstrated efficacy and unmet need, tempered by emerging objective response rates (presented at the 2018 American Society of Hematology Meeting) by other products in clinical development by third parties, and a 20% probability of achieving technical and regulatory success of G100 in 2L follicular lymphoma, 2L cutaneous T-cell lymphoma and 2L marginal zone lymphoma to reflect a lack of data.”

2.

The two tables on page 26 of the Schedule 14D-9 under the heading “Certain Financial Projections” in Item 4 of the Schedule 14D-9 is hereby supplemented by the addition of the following underlined text to the existing disclosure:

Case 1: Standalone Probability-Adjusted Product Run-Off Projections

(dollars in millions)

	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2030E	2032E	2034E	2036E	2038E
Probability-Adjusted Revenue
G100 4L Follicular Lymphoma Sales	$0	$0	$0	$6	$19	$36	$47	$65	$74	$79	$84	$89	$95	$11	$6

G100 2L Follicular Lymphoma Sales	$0	$0	$0	$0	$0	$0	$0	$10	$37	$72	$115	$124	$126	$14	$8

G100 2L Cutaneous T-cell Lymphoma Sales	$0	$0	$0	$0	$0	$1	$2	$5	$7	$9	$12	$12	$13	$1	$1

G100 2L Marginal Zone Lymphoma Sales	$0	$0	$0	$0	$0	$1	$7	$14	$23	$32	$43	$47	$52	$6	$3

Collaboration Revenue	$5	$5	$0	$22	$0	$3	$0	$17	$5	$7	$29	$12	$13	$9	$5

Total Probability-Adjusted Revenue(1)	$5	$5	$0	$27	$19	$41	$56	$111	$146	$199	$284	$285	$299	$41	$23
Non-GAAP Operating Income(2)	($38)	($55)	($86)	($63)	($65)	($36)	($17)	$36	$96	$143	$212	$207	$217	$26	$13
Free Cash Flow(3)	($49)	($61)	($88)	($60)	($62)	($36)	($19)	$28	$84	$130	$201	$158	$164	$21	$11

(1)

Includes probability-adjusted revenue from (a) 4L follicular lymphoma sales and 2L follicular lymphoma sales, (b) 2L cutaneous T-cell lymphoma sales and 2L marginal zone lymphoma sales and (c) upfront payments, royalties and milestones from existing collaborations relating to HSV and future potential collaborations relating to RSV and HPV.

(2)	Non-GAAP operating income is calculated to exclude stock-based compensation.
(3)

Free Cash Flow is a non-GAAP financial measure calculated as Non-GAAP operating income less (a) cash taxes, less (b) capital expenditures, less (c) change in net working capital, plus (c) depreciation and amortization. Free Cash Flow (i) in calendar years 2019 – 2025 assumes no cash taxes are payable, in calendar years 2026 – 2030 assumes an effective tax rate of 5% and in calendar years 2031 – 2038 assumes an effective tax rate of 24% and (ii) is reflective of approximately $134.5 million of aggregate cash tax savings over the projected period based on the usage of Immune Design’s net operating losses as of December 31, 2018.

3.

Case 2: Probability-Adjusted Going Concern DCF Projections

(dollars in millions)

	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Probability-Adjusted Revenue
G100 4L Follicular Lymphoma Sales	$0	$0	$0	$6	$19	$36	$47	$65	$74	$79	$81	$84

G100 2L Follicular Lymphoma Sales	$0	$0	$0	$0	$0	$0	$0	$10	$37	$72	$97	$115

G100 2L Cutaneous T-cell Lymphoma Sales	$0	$0	$0	$0	$0	$1	$2	$5	$7	$9	$11	$12

G100 2L Marginal Zone Lymphoma Sales	$0	$0	$0	$0	$0	$1	$7	$14	$23	$32	$39	$43

Collaboration Revenue	$5	$5	$0	$22	$0	$3	$0	$17	$5	$7	$15	$29

Total Probability-Adjusted Revenue(1)	$5	$5	$0	$27	$19	$41	$56	$111	$146	$199	$244	$284
Non-GAAP Operating Income(2)	($38)	($55)	($86)	($63)	($65)	($36)	($21)	$15	$63	$86	$107	$129
Free Cash Flow(3)	($49)	($61)	($88)	($60)	($62)	($36)	($22)	$7	$53	$76	$100	$122

(1)

Includes probability-adjusted revenue from (a) 4L follicular lymphoma sales and 2L follicular lymphoma sales, (b) 2L cutaneous T-cell lymphoma sales and 2L marginal zone lymphoma sales and (c) upfront payments, royalties and milestones from existing collaborations relating to HSV and future potential collaborations relating to RSV and HPV.

(2)	Non-GAAP operating income is calculated to exclude stock-based compensation.
(3)

Free Cash Flow is a non-GAAP financial measure calculated as Non-GAAP operating income less (a) cash taxes, less (b) capital expenditures, less (c) change in net working capital, plus (c) depreciation and amortization. Free Cash Flow (i) in calendar years 2019 – 2025 assumes no taxes are payable and in calendar years 2026 – 2030 assumes an effective tax rate of 5% and (ii) is reflective of approximately $135.3 million of aggregate cash tax savings over the projected period based on the usage of Immune Design’s net operating losses as of December 31, 2018.

The last paragraph on page 29 and the first paragraph on page 30 of the Schedule 14D-9 under the heading “Probability-Adjusted Product Run-off / Sum-of-the-Parts DCF Analysis” in Item 4 of the Schedule 14D-9 is hereby supplemented by the addition of the following underlined text to the existing disclosure:

“A discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of the company’s estimated future cash flows. A company’s “estimated future cash flows” are its projected unlevered free cash flows, and “present value” refers to the value today or as of an assumed date of the future cash flows or amounts and is obtained by discounting the estimated future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors. Based on its professional judgment, Lazard included and utilized the value of the tax savings from the Company’s net operating losses, as reflected in the Projections, to derive estimates of the Company’s free cash flows.

Using a mid-year convention and discount rates ranging from 12.0% to 15.0%, reflecting estimates of the Company’s weighted average cost of capital (derived by utilizing the Capital Asset Pricing Model, which requires certain company-specific inputs, including the Company’s target capital structure weightings, the pre-tax cost of debt, after-tax cost of debt, marginal tax rate and a beta for the Company, which beta Lazard derived by reviewing the historical beta of the Company and selected companies which exhibited similar business characteristics to the Company, as well as certain financial metrics for the United States financial markets generally), Lazard discounted to present value as of March 31, 2019, the assumed closing date of the Transactions, risk-adjusted estimates of the free cash flows to be generated from each product and collaboration described above for the period from March 31, 2019 to December 31, 2038 (e.g., after loss of exclusivity for G100 in 2034) with a terminal value based on a negative terminal growth rate range of (50%) – (20%), which was selected by Lazard based on its professional judgment, all as reflected in the Projections, to derive a range of illustrative enterprise values for each product.”

4.

The third and fourth paragraphs on page 30 of the Schedule 14D-9 under the heading “Probability-Adjusted Going Concern DCF Analysis” in Item 4 of the Schedule 14D-9 is hereby supplemented by the addition of the following underlined text to the existing disclosure:

“Lazard also performed a discounted cash flow analysis of the Company as a going concern. This analysis considered the Company as an ongoing enterprise and assumed that the Company is able to grow in perpetuity based on continued reinvestment into its pipeline, technologies and research & development capabilities, and therefore ascribed a significant terminal value. Based on its professional judgment, Lazard included and utilized the value of the tax savings from the Company’s net operating losses, as reflected in the Projections, to derive estimates of the Company’s free cash flows.

Using a mid-year convention and discount rates ranging from 12.0% – 15.0% reflecting estimates of the Company’s weighted average cost of capital (derived by utilizing the Capital Asset Pricing Model, which requires certain company-specific inputs, including the Company’s target capital structure weightings, the pre-tax cost of debt, after-tax cost of debt, marginal tax rate and a beta for the Company, which beta Lazard derived by reviewing the historical beta of the Company and selected companies which exhibited similar business characteristics to the Company, as well as certain financial metrics for the United States financial markets generally) and selected by Lazard based on its professional judgment, Lazard discounted to present value as of March 31, 2019 (a) probability-adjusted estimates of the unlevered free cash flow to be generated by the Company for the period from March 31, 2019 to December 31, 2030, as reflected in the Projections, and (b) a range of illustrative terminal values for the Company, which were calculated by applying terminal growth rates ranging from 1.0% – 3.0%, which were selected by Lazard based on its professional judgment, to a probability-adjusted estimate of the unlevered free cash flow to be generated by the Company for a terminal year of 2030 (excluding cash flow from anticipated NOL usage in the terminal year) as reflected in the Projections to derive ranges of illustrative enterprise values.”

The disclosures in the Schedule 14D-9 under the heading “Comparable Companies – Peak Sales Multiples Analysis” in Item 4 of the Schedule 14D-9 is hereby supplemented by adding the following table below the third paragraph on page 31:

“The results of this analysis are set forth below:

Enterprise Value / Probability Adjusted Peak Sales
Iovance Biotherapeutics, Inc.	0.9x
CytomX Therapeutics, Inc.	0.4x
Tyme Technologies, Inc.	0.6x
MEI Pharma, Inc.	0.2x
Syros Pharmaceuticals, Inc.	0.2x
Calithera Biosciences, Inc.	0.5x
Jounce Therapeutics, Inc.	(0.1x	)
Celldex Therapeutics, Inc.	(0.5x	)
Curis, Inc.	0.4x
Aileron Therapeutics Inc.	0.0x	”

The table on page 32 of the Schedule 14D-9 under the heading “Precedent Transactions Analysis” in Item 4 of the Schedule 14D-9 is hereby supplemented by the addition of the following underlined text to the existing disclosure:

Date Announced	Acquiror	Target	Upfront Peak Sales Multiple	Total Peak Sales Multiple(1)
02/21/18	Merck & Co, Inc.	Viralytics Limited	0.9x	0.9x
01/31/18	Seattle Genetics, Inc.	Cascadian Therapeutics, Inc.	0.4x	0.4x
09/29/14	Daiichi Sankyo Company, Ltd.	Ambit Biosciences Corporation	0.6x	0.8x
11/19/13	Clovis Oncology, Inc.	Ethical Oncology Science S.p.A.	0.8x	1.7x
12/12/12	Gilead Sciences, Inc.	YM BioSciences Inc.	1.1x	1.1x

(1)	Total consideration inclusive of all contingent consideration payments.

5.

Item 8. Additional Information.

The sentence on page 40 of the Schedule 14D-9 under the heading “Legal Proceedings” in Item 8 of the Schedule 14D-9 is hereby amended and restated as follows:

“Beginning on March 11, 2019, six putative class-action lawsuits were filed on behalf of purported Immune Design stockholders: the first captioned Tullman v. Immune Design Corp., et al., No. 2:19-cv-00350 (filed March 11, 2019 in the United States District Court for the Western District of Washington) (the “Tullman Complaint”); the second captioned Hutchings v. Immune Design Corp., et al., No. 2:19-cv-00373 (filed March 14, 2019 in the United States District Court for the Western District of Washington) (the “Hutchings Complaint”); the third captioned Walker v. Immune Design Corp., et al., No. 1:19-cv-02391 (filed March 18, 2019 in the United States District Court for the Southern District of New York) (the “Walker Complaint”); the fourth captioned Reed v. Immune Design Corp., et al., No. 1:19-cv-02398 (filed March 18, 2019 in the United States District Court for the Southern District of New York) (the “Reed Complaint”); the fifth captioned Gray v. Immune Design Corp., et al., No. 1:19-cv-02410 (filed March 18, 2019 in the United States District Court for the Southern District of New York) (the “Gray Complaint”); and the sixth captioned Witmer v. Immune Design Corp., et al., No. 1:19-cv-00532 (filed March 18, 2019 in the United States District Court for the District of Delaware (the “Witmer Complaint,” and together with the Tullman Complaint, the Hutchings Complaint and the Gray Complaint, the “Complaints”). Immune Design has not been able to electronically access the Reed Complaint. The Walker Complaint was voluntarily dismissed on March 18, 2019. The Complaints were filed against Immune Design and each member of Immune Design’s board of directors. The Complaints assert claims for violations of Sections 14(e) and 20(a) and, in the case of the Gray Complaint and the Witmer Complaint, Section 14 (d) of the Securities Exchange Act and allege, among other things, that this Schedule 14D-9 omits certain material information, which the Complaints allege render the information disclosed materially misleading. The Complaints seek to enjoin the proposed transaction, or in the event the proposed transaction is consummated, to recover money damages.”

While Immune Design believes that the disclosure set forth in the Schedule 14D-9 complies fully with applicable law, to moot the Complaints, avoid nuisance, possible expense and delay, and provide additional information to its stockholders, Immune Design has determined to voluntarily supplement the Schedule 14D-9 with the supplemental disclosure set forth herein (the “Supplemental Disclosure”). Nothing in the Supplemental Disclosure shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth herein or in the Schedule 14D-9. To the contrary, Immune Design specifically denies all allegations in the Complaints that any additional disclosure was or is required.

6.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMMUNE DESIGN CORP.

By:	/s/ Carlos Paya, M.D., Ph.D.
Name:	Carlos Paya, M.D., Ph.D.
Title:	President and Chief Executive Officer

Dated: March 22, 2019